--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 6)*
                               -------------------

                               GOLD FIELDS LIMITED
                                (Name of Issuer)

                               -------------------

  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE ORDINARY SHARE OF PAR VALUE
                                 RAND 0.50 EACH
                   ORDINARY SHARES OF PAR VALUE RAND 0.50 EACH

                         (Title of Class or securities)

                               -------------------
                      AMERICAN DEPOSITARY SHARES: 38059T106
                           ORDINARY SHARES: 38059R100
                                 (CUSIP Number)
                               -------------------

                                  DENIS MOROZOV
                             22 VOZNESENSKY PEREULOK
                                 MOSCOW, 125993
                                     RUSSIA

                                 with a copy to:

                           WILLIAM A. PLAPINGER, ESQ.
                             SULLIVAN & CROMWELL LLP
                                1 NEW FETTER LANE
                                 LONDON EC4A 1AN
                                     ENGLAND
                             (011) (44) 20 7959-8900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                APRIL 22, 2005
                  (Date of Event to Which This Filing Relates)
================================================================================
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MMC NORILSK NICKEL
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         BK, WC
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     HC
--------------------------------------------------------------------------------

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         JENNINGTON INTERNATIONAL INC.
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     CO
--------------------------------------------------------------------------------

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         VLADIMIR O. POTANIN
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (1)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (1)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(1) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

CUSIP NO. 38059T106 / 38059R100
--------------------------------------------------------------------------------
         Names of Reporting Persons
         MIKHAIL D. PROKHOROV
   1
         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
   2     (a) [_]
         (b) [X]
--------------------------------------------------------------------------------
   3     SEC Use Only
--------------------------------------------------------------------------------
   4     Source of Funds (See Instructions)
         AF
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization
         RUSSIAN FEDERATION
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
     Number of        ----------------------------------------------------------
      Shares            8      Shared Voting Power
   Beneficially                98,467,758 ORDINARY SHARES (2)
   Owned by Each      ----------------------------------------------------------
     Reporting          9      Sole Dispositive Power
    Person with                0
                      ----------------------------------------------------------
                        10     Shared Dispositive Power
                               98,467,758 ORDINARY SHARES (2)
--------------------------------------------------------------------------------
         Aggregate Amount Beneficially Owned by Each Reporting Person
  11     98,467,758 ORDINARY SHARES
--------------------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
  12     Certain Shares (See Instructions)     [_]
--------------------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
  13     20.0%
--------------------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
  14     IN
--------------------------------------------------------------------------------

(2) Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of Sections 13(d) or 13(g) of the Act, the beneficial owner of 98,467,758 ordinary shares.

         This Amendment No. 6 ("Amendment No. 6") amends and supplements the Statement on Schedule 13D originally filed on April 7, 2004, as amended by Amendment No. 1 thereto filed on August 6, 2004, Amendment No. 2 thereto filed on October 18, 2004, Amendment No. 3 thereto filed on December 17, 2004, Amendment No. 4 thereto filed on January 28, 2005 and Amendment No. 5 thereto filed on April 19, 2005 relating to the ordinary shares, par value Rand 0.50 per share (the "Shares"), of Gold Fields Limited, a company organized under the laws of the Republic of South Africa (the "Company"). The Schedule 13D, as amended, is referred to herein as the "Schedule 13D". Unless otherwise indicated, capitalized terms used but not defined herein have the meanings assigned to such term in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

         Item 2 is hereby amended and restated as follows:

         Pursuant to Rule 13d-1(k)(1) of the Act, this statement is filed on behalf of the following entities and individuals (such persons being referred to collectively herein as the "Reporting Persons" and each as a "Reporting Person"):

         MMC NORILSK NICKEL ("Norilsk Nickel") is an open joint-stock company organized under the laws of the Russian Federation. Norilsk Nickel's principal business is the producing and selling of various base and precious metals. The address of Norilsk Nickel's principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125993, Russia. See Exhibit A for information concerning the executive officers and directors of Norilsk Nickel. During the last five years, neither MMC Norilsk Nickel nor any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither MMC Norilsk Nickel nor any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Jenington International Inc. ("JBVI") is a company incorporated under the laws of the British Virgin Islands and a wholly and indirectly owned subsidiary of Norilsk Nickel. JBVI's sole business is to act as a holding company for Shares. The address of JBVI's principal business and principal office is Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. See Exhibit A for information concerning the executive officers and directors of JBVI. During the last five years, neither JBVI nor any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, neither JBVI nor any such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         VLADIMIR O. POTANIN is a citizen of the Russian Federation whose present principal occupation is President of ZAO Interros Holding Company. As of April 15, 2005, Mr. Potanin beneficially owned 27.94% of the stock of Norilsk Nickel. Mr. Potanin's principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         MIKHAIL D. PROKHOROV is a citizen of the Russian Federation whose present principal occupation is Chief Executive Officer of Norilsk Nickel. As of April 15 2005, Mr. Prokhorov beneficially owned 27.94% of the stock of Norilsk Nickel. Mr. Prokhorov's principal business address is 22, Voznesensky Pereulok, Moscow 125993, Russia. During the last five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of Shares (if any) held by Harmony Gold Mining Company Limited ("Harmony") or that Harmony is a beneficial owner of the Shares referred to above. Pursuant to Rule 13d-5(b), the Reporting Persons and Harmony may be deemed to be a group; however, the Reporting Persons disclaim membership in any group with Harmony and beneficial ownership of any Shares of Harmony.

ITEM 4.    PURPOSE OF TRANSACTION

         The last paragraph of Item 4 is hereby amended and restated as follows:

         As part of the Reorganization, on April 18, 2005, Norilsk Nickel, the ultimate parent company of JBVI, and JBVI entered into a Share Subscription Agreement (the "Share Subscription Agreement") pursuant to which Norilsk Nickel agreed to contribute all of its 98,467,758 Shares to JBVI in exchange for the issuance of shares of JBVI's stock, following which JBVI would be wholly owned by Norilsk Nickel. This agreement was entered into with a view to transferring all Norilsk Nickel's interests in JBVI to ZAO Polus, a wholly and directly owned subsidiary of Norilsk Nickel. The transaction is a part of Norilsk Nickel's broader strategy to concentrate all its gold-related assets in Polus and, potentially, to spin off Polus from Norilsk Nickel later in 2005. Any such spin off would be subject to the approval of the Board of Directors and the shareholders of Norilsk Nickel. A copy of the Share Subscription Agreement is included as Exhibit J hereto and the description of the letter agreement contained herein is qualified in its entirety by reference to Exhibit J, which is incorporated herein by reference.

         Except as set forth herein, no Reporting Person has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of Item 4 of
Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and precious metal and stock market conditions, the Reporting Persons may determine to increase or decrease their equity position in the Company by acquiring additional Shares or disposing of some or all of the Shares they may hold.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

(a)-(b) As of April 22, 2005, JBVI beneficially owns 98,467,758 Shares, or 20.0% of the outstanding Shares, based on the Company's most recent 20-F filed with the U.S. Securities and Exchange Commission on November 26, 2004. The shared power to vote or direct the voting of and the power to dispose or direct the disposition of such Shares will be held by JBVI and Norilsk Nickel. Each of Mr. Potanin and Mr. Prokhorov, through their ownership and/or control of JBVI and Norilsk Nickel, has the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Shares. Accordingly, each of Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of such Shares, and thereby the beneficial owner of 98,467,648 Shares, or 20.0% of the outstanding Shares. Mr. Potanin and Mr. Prokhorov each disclaims beneficial ownership of all such Shares pursuant to Rule 13d-4 of the Act.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act.

(c) Pursuant to the Share Subscription Agreement, dated April 18, 2005, between JBVI and Norilsk Nickel, entered into in connection with the Reorganization, Norilsk Nickel contributed 98,467,758 Shares to JBVI in exchange for one million outstanding shares of JBVI stock.

(d) All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended to add the following additional paragraphs at the end:

         The penultimate paragraph of Item 4, which has been added by this Amendment No. 6, is hereby incorporated by reference in this Item 6.

         Except as otherwise disclosed in this Statement on Schedule 13D, as amended, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented as follows:

         The following exhibit is inserted after Exhibit J:


Exhibit K         Share Subscription Agreement, dated April 18, 2005, between
                  JBVI and Norilsk Nickel.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2005

                                            MMC NORILSK NICKEL

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name:  Mikhail Prokhorov
                                            Title: Deputy General Director


                                            JENINGTON INTERNATIONAL LIMITED

                                            By:  /s/ Siegfried Pasqual
                                                --------------------------------
                                            Name:  Siegfried Pasqual
                                            Title: Director


                                            VLADIMIR O. POTANIN

                                            By:  /s/ Vladimir O. Potanin
                                               ---------------------------------
                                            Name: Vladimir O. Potanin


                                            MIKHAIL D. PROKHOROV

                                            By:  /s/ Mikhail Prokhorov
                                               ---------------------------------
                                            Name: Mikhail Prokhorov

                                  EXHIBIT INDEX

Exhibit A    Officers and Directors of Reporting Persons.
Exhibit B    Agreement Relating to Joint Filing of Schedule 13D.*
Exhibit C    Purchase Agreement.*
Exhibit D    Power of Attorney.*
Exhibit E    Facility Agreement.*
Exhibit F    Intercompany Purchase Agreement.**
Exhibit G    Irrevocable Undertaking in Respect of a Proposal by Harmony
             Gold Mining Company Limited to Acquire All the Shares in Gold
             Fields Limited.***
Exhibit H    Letter, dated January 26, 2005, from Bernard Swanepoel to Norilsk
             Nickel, received by facsimile transmission on January 28, 2005.****
Exhibit I    Consent Letter, dated April 18, 2005, among JBVI, Norilsk Nickel and Harmony*****
Exhibit J    Press Release issued by Norilsk Nickel on April 18, 2005*****
Exhibit K    Share Subscription Agreement, dated April 18, 2005, between JBVI and Norilsk Nickel



*       Filed with the initial statement on Schedule 13D on April 7, 2004.
**      Filed with the Amendment No. 1 to Schedule 13D on August 6, 2004.
***     Filed with the Amendment No. 2 to Schedule 13D on October 18, 2004.
****    Filed with the Amendment No. 4 to Schedule 13D on January 28, 2005.
*****   Filed with the Amendment No. 5 to Schedule 13D on April 19, 2005.

                                                                      Appendix A


                    Executive Officers of MMC Norilsk Nickel

NAME                      PRESENT PRINCIPAL OCCUPATION                           CITIZENSHIP
Mikhail D. Prokhorov      General Director, Member of the Board of Directors     Russian Federation
                          and Chairman of the Management Board of Norilsk
                          Nickel
Maxim V. Finsky           Deputy Chairman of the Management Board, Deputy        Russian Federation
                          General Director and Head of the Commerce Division
                          of Norilsk Nickel
Igor A. Komarov           Deputy Chairman of the Management Board, Deputy        Russian Federation
                          General Director and Chief Financial Officer of
                          Norilsk Nickel
Yuri A. Kotlyar           Deputy Chairman of the Management Board of Norilsk     Russian Federation
                          Nickel
Tavakolian R. Morgan      Deputy Chairman of the Management Board of Norilsk     United States
                          Nickel, Deputy General Director
Jokves I. Rozenberg       Deputy Chairman of the Management Board of Norilsk     Russian Federation
                          Nickel, Deputy General Director
Denis S. Morozov          Member of the Management Board of Norilsk Nickel,      Russian Federation
                          Deputy General Director

                         Directors of MMC Norilsk Nickel

NAME                      PRESENT PRINCIPAL OCCUPATION                           CITIZENSHIP
Andrey E. Bugrov          Deputy Chairman of the Management Board of ZAO         Russian Federation
                          Interros Holding Company
Guy de Selliers           Member of the Board of Directors of Solvay S.A.        Belgium
                          and Wimm-Bill-Dann
Andrey A. Klishas         General Director of ZAO Interros Holding Company       Russian Federation
                          and Chairman of the Board of Norilsk Nickel.
Ekaterina M. Salnikova    Director for Corporate Structures of ZAO Interros      Russian Federation
                          Holding Company
Mikhail D. Prokhorov      See "Executive Officers of MMC Norilsk Nickel"         Russian Federation
                          above.
Ronald Freeman            Honorary Co-Chairman of the International Tax and      United States
                          Investment Centre
Heinz Schimmelbusch       Managing Director of the Safeguard International       Austria
                          Fund
Vladimir I. Dolgikh       President of the Management Board of the               Russian Federation
                          Krasnoyarsk Fellow-countrymen association
Leonid B. Rozhetskin      Member of the Board of Directors of Norilsk Nickel     United States

                                                                      Appendix A


               Executive Officers of Jenington International Inc.

NAME                      PRESENT PRINCIPAL OCCUPATION                           CITIZENSHIP
Pasqual Siegfried         Managing Director                                      Switzerland

                    Directors of Jenington International Inc.

NAME                       PRESENT PRINCIPAL OCCUPATION                          CITIZENSHIP
Pasqual Siegfried          Managing Director of Norilsk Nickel Holding SA        Switzerland
Skelton Directors Inc      Nominee Director of Jenington International Inc.      British Virgin Islands